

Mailstop 3233

September 22, 2015

<u>Via E-mail</u>
Harold W. Andrews, Jr.
Executive Vice President, Chief Financial Officer and Secretary
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, CA 92612

> **Re:** **Sabra Health Care REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 19, 2015**
> **File No. 1-34950**

Dear Mr. Andrews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Funds from Operations and Adjusted Funds from Operations, page 37</u>

1. We note that your FFO and AFFO calculations exclude preferred stock dividends and thus appear to represent FFO and AFFO attributable to common shareowners. In future periodic filings, please revise to clearly label your non-GAAP measure as "FFO attributable to common stockholders". Also make a similar revision to properly label AFFO.

Item 8. Financial Statements and Supplementary Data

General

2. Please tell us the consideration you gave to the financial statement disclosure requirements regarding your dependence on significant customers Genesis Healthcare, Inc. and Holiday AL Holdings LP; refer to paragraph 42 of ASC 280-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief
Office of Real Estate and
   Commodities